Exhibit 99.1

ICON Reports Fourth Quarter 2013 Revenue of $345 million, up 15% year on year and EPS of 53c, up 56% year on year. Full Year 2013 Revenue was $1.34 billion, up 20% year on year, EPS was $1.77 up 77% year on year. Guidance issued for 2014.

Highlights – Fourth Quarter and Full year ended December 31, 2013.

  Quarter 4 net revenue increased 15% year on year to $345 million. Full Year 2013 net revenue increased 20% to $1.34 billion.
  Quarter 4 operating income was $38.7 million or 11.2% of revenue. Full Year 2013 operating income before non-recurring charges was $130.2 million or 9.7% of revenue.
  Earnings per share for Quarter 4 were $0.53. Earnings per share for the full year before non-recurring charges were $1.77.
  Quarter 4 gross business awards were $540 million, representing a book to bill of 1.56. Quarter 4 net business awards were $446 million representing a book to bill of 1.29. Full Year net new business awards were $1.6 billion, representing a book to bill of 1.23.
  Backlog increased 11.6% year on year to $3.1 billion.
  Full year 2014 revenue guidance in the range of $1,415 – $1,465 million, representing growth of 6-10%, and earnings per share guidance in the range of $2.05 - $2.20, an increase of 16-24%.

DUBLIN--(BUSINESS WIRE)--February 20, 2014--ICON plc, (NASDAQ:ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the full year and fourth quarter ended December 31, 2013.

For the fourth quarter net revenue grew 15% year on year to $345 million. Operating income was $38.7 million compared to $24.4 million in the same quarter last year. Operating margin was 11.2% of revenue, compared to 8.1% of revenue for the same quarter last year.

Net income was $33.5 million compared with $20.7 million last year representing growth of 62%, or $0.53 per share compared to $0.34 in the same quarter last year.

For the full year revenue grew 20% to $1.34 billion. Operating income before restructuring and other items was $130.2 million compared to $73.7 million last year an increase of 77%. Operating margin for the full year 2013 was 9.7% of revenue compared with 6.6% of revenue in 2012.

On a US GAAP basis, income from operations was $121.2 million or 9.1% compared with $68.0 million or 6.1% in the prior year.

For the full year net income before restructuring and other items was $110.0 million, compared to $60.4 million last year and net margin was 8.2% of revenue, compared with 5.4% in 2012.

EPS before restructuring and other items for 2013 was $1.77 per share compared with $1.00 in 2012.

On a US GAAP basis net income for the full year was $102.8 million, compared to $55.4 million last year. Net margin for the full year 2013 was 7.7% of revenue, up from 5.0% in 2012. EPS on a US GAAP basis for 2013 was $1.65 per share compared with $0.92 in 2012.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account were 32 days at December 31, 2013 compared with 40 days at December 31, 2012.

For the quarter ended December 31, 2013, cash provided by operating activities was $97.4 million and capital expenditure was $6.1 million. For the full year 2013 cash flow from operating activities was $221.2 million and capital expenditure was $29.5 million. In addition $92.5 million was invested on acquisitions. As a result the company’s net cash amounted to $321 million at December 31, 2013 compared to $190 million of net cash at December 31, 2012.

CEO Ciaran Murray commented, “ICON made significant progress in 2013. Revenue grew 20% to $1.34 billion and earnings per share increased by 77% to $1.77. During the quarter we booked $446 million of net new business, a book to bill of 1.29x. As a result we enter 2014 with a backlog in excess of $3 billion and consequently we are guiding revenue in the range of $1,415 – 1,465 million an increase of 6-10% and for earnings to increase by 16-24% in the range $2.05 - $2.20.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its fourth quarter conference call today, February 20, 2014 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 77 locations in 38 countries and has approximately 10,300 employees. Further information is available at www.iconplc.com.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or

Brendan Brennan Chief Financial Officer + 353–1-291-2000

Simon Holmes EVP Investor Relations and Corporate Development + 353–1-291-2000

All at ICON.

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited)
(Before restructuring and other items)

Three and Twelve Months ended December 31, 2013 and December 31, 2012

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Gross Revenue	450,062	406,353	1,784,345	1,503,993

Reimbursable expenses	104,821	106,190	448,287	388,987

Net Revenue	345,241	300,163	1,336,058	1,115,006

Costs and expenses
Direct costs	215,155	192,007	845,413	717,750
Selling, general and administrative	79,412	73,165	313,931	280,780
Depreciation and amortization	11,963	10,590	46,514	42,823

Total costs and expenses	306,530	275,762	1,205,858	1,041,353

Income from operations	38,711	24,401	130,200	73,653

Net interest income/(expense)	39	(278)	(302)	(796)

Income before provision for income taxes	38,750	24,123	129,898	72,857

Provision for income taxes	(5,270)	(3,377)	(19,902)	(12,506)

Net income	33,480	20,746	109,996	60,351

Net income per ordinary share
Basic	$0.54	$0.35	$1.81	$1.00

Diluted	$0.53	$0.34	$1.77	$1.00

Weighted average number of ordinary shares
Basic	61,431,281	60,053,987	60,907,274	59,968,174

Diluted	62,828,079	60,813,483	62,253,251	60,450,706

ICON plc

Consolidated Income Statements (Audited)
(US GAAP)

Three and Twelve Months ended December 31, 2013 and December 31, 2012

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Gross Revenue	450,062	406,353	1,784,345	1,503,993

Reimbursable expenses	104,821	106,190	448,287	388,987

Net Revenue	345,241	300,163	1,336,058	1,115,006

Costs and expenses
Direct costs	215,155	192,007	845,413	717,750
Selling, general and administrative	79,412	73,165	313,931	280,780
Depreciation and amortization	11,963	10,590	46,514	42,823
Restructuring and other items	-	-	9,033	5,636

Total costs and expenses	306,530	275,762	1,214,891	1,046,989

Income from operations	38,711	24,401	121,167	68,017

Net interest income/(expense)	39	(278)	(302)	(796)

Income before provision for income taxes	38,750	24,123	120,865	67,221

Provision for income taxes	(5,270)	(3,377)	(18,053)	(11,801)

Net income	33,480	20,746	102,812	55,420

Net income per ordinary share
Basic	$0.54	$0.35	$1.69	$0.92

Diluted	$0.53	$0.34	$1.65	$0.92

Weighted average number of ordinary shares
Basic	61,431,281	60,053,987	60,907,274	59,968,174

Diluted	62,828,079	60,813,483	62,253,251	60,450,706

ICON plc

Summary Balance Sheet Data

December 31, 2013 and December 31, 2012

(Dollars, in thousands)

	December 31,	December 31,
	2013	2012
	(Audited)	(Audited)

Net cash	320,836	190,230

Accounts receivable	342,581	285,419
Unbilled revenue	113,239	112,483
Payments on account	(297,347)	(219,467)
Total	158,473	178,435

Working Capital	352,259	250,326

Total Assets	1,442,460	1,202,108

Shareholder's Equity	910,579	754,575

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Brendan Brennan, + 353 1 291 2000
CFO
or
Simon Holmes, +3531 291 2000
EVP IR & Corporate Development

http://www.iconplc.com